New York City
The HIT is helping New York City meet a range of housing needs with investments in 66 projects.

News

AFL-CIO HIT Receives NYC Comptroller's Diverse Practitioner Award

HIT’s Lesyllee White and Emily Johnstone Published in NCPERS’ PERSist

HIT Invests $18.3 Million to Expand Elizabeth Seton Pediatric Care Center in Yonkers

Projects Photo Gallery

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.